UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 16, 2021

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

16 February 2021

To:	Australian Securities Exchange

New York Stock Exchange

RESULTS PRESENTATION FOR HALF YEAR ENDED 31 DECEMBER 2020

Attached are the presentation slides for a presentation by the Chief Executive Officer and Chief Financial Officer.

A video of this presentation can be accessed at:

https://edge.media-server.com/mmc/p/wok57pbf

Further information on BHP can be found at bhp.com.

Authorised for lodgement by:

Geof Stapledon

Acting Group Company Secretary

+44 (0)20 7802 4000

BHP Group Limited ABN 49 004 028 077	BHP Group Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street,
Melbourne Victoria 3000	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

The BHP Group is headquartered in Australia

Financial results Half year ended 31 December 2020 Spence Growth Option

Disclaimer The information in this presentation is current as at 16 February 2021. It is in summary form and is not necessarily complete. It should be read together with the BHP Results for the half year ended 31 December 2020. Forward-looking statements This presentation contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; production forecasts; plans, strategies and objectives of management; closure or divestment of certain assets, operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; and tax and regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘would’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of assets or financial conditions, or provide other forward-looking information. These forward-looking statements are based on the information available as at the date of this release and are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. BHP cautions against reliance on any forward-looking statements or guidance, particularly in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with COVID-19. For example, our future revenues from our assets, projects or mines described in this release will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes; changes in environmental and other regulations; the duration and severity of the COVID-19 pandemic and its impact on our business; political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Presentation of data Unless specified otherwise: variance analysis relates to the relative performance of BHP and/or its operations during the half year ended 31 December 2020 compared with the half year ended 31 December 2019; operations includes operated assets and non-operated assets; total operations refers to the combination of continuing and discontinued operations; continuing operations refers to data presented excluding the impacts of Onshore US from the 2017 financial year onwards; copper equivalent production based on 2020 financial year average realised prices; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries are shown on a 100 per cent basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP’s share; medium term refers to our five year plan. Queensland Coal comprises the BHP Mitsubishi Alliance (BMA) asset, jointly operated with Mitsubishi, and the BHP Mitsui Coal (BMC) asset, operated by BHP. Numbers presented may not add up precisely to the totals provided due to rounding. All footnote content (except in the Annexures) is contained on slide 40. Alternative performance measures We use various alternative performance measures to reflect our underlying performance. For further information please refer to alternative performance measures set out on pages 63 – 74 of the BHP Results for the half year ended 31 December 2020. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell BHP securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. BHP and its subsidiaries In this presentation, the terms ‘BHP’, the ‘Company’, the ‘Group’, ‘our business’, ‘organization’, ‘Group’, ‘we’, ‘us’ and ‘our’ refer to BHP Group Limited, BHP Group Plc and, except where the context otherwise requires, their respective subsidiaries set out in note 13 ‘Related undertaking of the Group’ in section 5.2 of BHP’s Annual Report and Form 20-F. Those terms do not include non-operated assets. This presentation includes references to BHP’s assets (including those under exploration, projects in development or execution phases, sites and closed operations) that have been wholly owned and/or operated by BHP and that have been owned as a joint venture operated by BHP (referred to as ‘operated assets’ or ‘operations’) during the period from 1 July 2020 to 31 December 2020. Our functions are also included. BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this release as ‘non-operated joint ventures’ or ‘non-operated assets’). Our non-operated assets include Antamina, Cerrejón, Samarco, Atlantis, Mad Dog, Bass Strait and North West Shelf. Notwithstanding that this presentation may include production, financial and other information from non-operated assets, non-operated assets are not included in the Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless otherwise stated. References in this release to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset. Financial results 16 February 2021 2

Financial results Half year ended 31 December 2020 Mike Henry Chief Executive Officer Western Australia Iron Ore

Consistent approach delivers strong results Delivering strong safety and operational performance; continuing to grow value as the global economy recovers Safer, more reliable with higher margin Strong free cash flow and balance sheet High shareholder returns Strong social value performance Improving macro environment for resources Western Australia Iron Ore Financial results 16 February 2021 4

# H1 FY21 operational highlights

**Safer and more reliable**

| Safety | Production | Unit costs |
|---|---|---|
| **Zero fatalities**<br>TRIF ↓ 16% to 3.5 per million hours worked compared to FY20 | **Record**<br>production at WAIO and concentrator throughput at Escondida | **On track**<br>for FY21 guidance[1] |

| Reliability | Portfolio | Major projects |
|---|---|---|
| **No major operational disruptions**<br>in our operated assets; well managed through COVID-19 | **Adding options**<br>completed acquisition of additional 28% in Shenzi; exploration advancing | **On track**<br>first production achieved at SGO; South Flank on schedule for production mid-CY21 |

Notes: TRIF – Total Recordable Injury Frequency; WAIO – Western Australia Iron Ore; SGO – Spence Growth Option.

Financial results
16 February 2021
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BHP

# H1 FY21 financial highlights

**Higher margin enables higher shareholder returns**

| Earnings | EBITDA margin | Free cash flow |
|---|---|---|
| US$14.7 bn<br>Underlying EBITDA ↑ 21% | 59%<br>↑ 3% points | US$5.2 bn<br>↑ 39% |

| Net debt | Shareholder returns | ROCE |
|---|---|---|
| US$11.8 bn<br>↓ 7% | 101 US cps<br>dividend determined, payout ratio of 85% | 24%<br>↑ 5% points |

Note: All comparisons are against H1 FY20; Net debt excludes vessel lease contracts that are priced with reference to a freight index.

Financial results
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BHP

# H1 FY21 social value highlights

**Social value is integrated into all we do**

| Operational emissions | Inclusion and diversity | Social investment |
|---|---|---|
| **Set mid-term target**<br>to reduce operational emissions from FY20 levels by 30% by FY30 | **27.4%**<br>female participation across group ↑ 0.9% points compared to FY20; gender balanced executive team | US$**35.4 m**<br>including continued community support for COVID-19 response and recovery |

| Value chain emissions | Local procurement spend | Water |
|---|---|---|
| **Partnerships**<br>to support our Scope 3 goals[2] progressed; partnerships with two steelmakers, and LNG shipping and bunkering agreements | US$**0.9 bn**<br>to support the growth of local businesses in the regions where we operate | **On track**<br>freshwater withdrawal below reduction target on an annualised basis |

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BHP

Financial results Half year ended 31 December 2020 David Lamont Chief Financial Officer Nickel West

# Financial performance

**EBITDA margin of 59%, record dividend and strong growth in earnings per share**

| Summary income statement (US$ billion) | H1 FY21 | % change |
|---|---|---|
| Underlying EBITDA | 14.7 | ↑ 21% |
| Underlying EBITDA margin | 59% | |
| Underlying EBIT | 11.3 | ↑ 25% |
| Adjusted effective tax rate[3] | 34.1% | |
| Adjusted effective tax rate incl. royalties[3] | 41.7% | |
| Underlying attributable profit | 6.0 | ↑ 16% |
| Net exceptional items | (2.2) | |
| Attributable profit | 3.9 | |
| Underlying basic earnings per share | 119.4 US cps | ↑ 16% |
| Dividend per share | 101 US cps | ↑ 55% |


Strong earnings delivery
(US cents per share)
(Index, FY16=100)
150
100
50
0
200
100
0
FY16
FY17
FY18
FY19
FY20
H1 FY21
Underlying basic EPS (H1)
Underlying basic EPS (H2)
Revenue (RHS)

Note: Presented on a total operations basis.

Financial results
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BHP

# Segment performance

**Full year unit cost guidance remains unchanged**

| | Iron Ore[4] | Copper | Metallurgical Coal | Petroleum |
|---|---|---|---|---|
| EBITDA: | US$10.2 bn | US$3.7 bn | US$0.1 bn | US$0.8 bn |
| EBITDA margin: | 73% | 60% | 3% | 49% |
| | **WAIO** (US$/t) | **Escondida** (US$/lb) | **Queensland Coal** (US$/t) | **Petroleum** (US$/boe) |
| Unit cost at realised FX[5]: | 14.38 ↑ 10% | 0.90 ↓ 18% | 84.92 ↑ 20% | 10.30 ↑ 8% |
| C1 unit cost[6]: | 12.46 ↓ 2% | | | |
| **Full year guidance** | ✓ | ✓ | ✓ | ✓ |
| **Half year** | ✓ | ✓ | ✗ | ✓ |
| **Performance drivers** | • Record production partially offset unfavourable FX movements and higher third-party royalties | • Record concentrator throughput and strong cost management | • Lower volumes due to adverse weather; strong H2 as planned<br>• Higher planned maintenance and FX movements | • Lower volumes due to adverse weather and market conditions<br>• Higher exploration expenses |

✓ On track / in line or better than full year guidance[1]

✗ Behind full year guidance

Financial results
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Consistent cash generationand returns Strong underlying operations deliver consistent cash flow and dividends Net operating cash flowFree cash flow and dividends (US$ billion)(Index, FY10=100)(US$ billion)(% of FCF after dividends to NCIs) 3020030120 95%200 2525100 86% 76% 202080 58% 151001560 49%37% H2 101040 H2200 5520 H1 H1 0000 FY16FY17FY18FY19 FY20CY20FY16FY17FY18FY19FY20CY20 Free cash flow (H2) Operating cash flow (H1)Operating cash flow (H2)Free cash flow (H1) Revenue (RHS)Dividend determined (% of FCF after dividends to NCIs) Note: The Free Cash Flow used to present the Dividend determined (% of FCF) excludes dividends paid to Note: Presented on a total operations basis.non-controlling interests. Cash flow results for FY16 and FY17 are presented on a total operations basis. Financial results 16 February 202111

# Capital allocation

## Disciplined adherence to our Capital Allocation Framework


H1 FY21
Operating productivity
Capital productivity
Net operating cash flow
US$9.4 bn
Maintenance capital
US$1.1 bn
Strong balance sheet
✓
Minimum 50% payout ratio dividend
US$1.9 bn
Excess cash
US$5.4 bn
Includes net cash outflow of US$1.0 bn
Balance sheet
US$1.5 bn
Additional dividends[7]
US$0.9 bn
H2 FY20
Buy-backs
US$0.0 bn
Organic development
US$2.5 bn
• US$1.3 bn improvement
• US$0.1 bn latent capacity
• US$0.8 bn major projects
• US$0.3 bn exploration
Acquisitions/ (Divestments)
US$0.5 bn

Note: Includes total net cash out flow of US$1.0 billion (H1 FY20: US$0.7 billion) which comprises dividends paid to non-controlling interests of US$0.8 billion (H1 FY20: US$0.6 billion); net investment and funding of equity accounted investments of US$0.4 billion (H1 FY20: US$0.3 billion) and an adjustment for exploration expenses of US$(0.2) billion (H1 FY20: US$(0.2) billion) which is classified as organic development in accordance with the Capital Allocation Framework.

Financial results
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BHP

# Return on Capital Employed

**H1 FY21 of ROCE 24%**



ROCE
(%, excluding Onshore US)
25
20
15
10
5
0
FY16
FY17
FY18
FY19
FY20
H1 FY21
Half year results
Full year results



ROCE by asset H1 FY21
(%)
70
30
20
10
0
(10)
Excludes investment in major projects in execution
WAIO8
Antamina8,9
Escondida
Pampa Norte
Petroleum ex-Exploration
Potash10
Olympic Dam
QCoal
Exploration8
NSWEC8
Cerrejón8,9
0
10
20
30
40
50
60
Average capital employed
(US$ billion)

Note: ROCE represents profit after tax excluding exceptional items and net finance costs (after tax), which are annualised for half year results, divided by average capital employed. Average capital employed is net assets less net debt for the last two reporting periods.

Financial results
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Financial results Half year ended 31 December 2020 Mike Henry Chief Executive Officer Pyrenees

# A constructive outlook

**Recovery from COVID-19 dominates the near term; major inflection points beckon beyond that**



Macro environment
Policy makers remain growth focused
Fears of austerity & deflation recede
Growth & inflation expectations increase
Synchronised upswing
The resources cycle
Demand recovery
Disciplined supply
Tightens market balances
BHP thrives
Decarbonisation
Climate strategies take shape
Easier-to-abate sectors "take-off"
Pervasive carbon pricing
Increased likelihood of Paris outcomes

Financial results
16 February 2021
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BHP

Longer term drivers for resources Population growth, decarbonisation and rising living standards will drive demand for energy, metals and fertilisers for decades Population growth……of which urban……creates new demand……including for capex (world GDP nominal US$)(world capex nominal US$) 2019201920192019 7.7 billion4.3 billion88 trillion23 trillion 2030203020302030 8.5 billion5.2 billion152 trillion35 trillion @ 2% inflation Sources: UN World Population Prospects 2019, UN World Urbanization Prospects 2008 Revision, IMF World Economic Outlook October 2020, and BHP analysis. Financial results 16 February 202116

# Delivering on our agenda

**We continue to execute levers to deliver leading financial returns and social value**

## Safe

- Relentless focus on eliminating fatalities; two years fatality free at our operated assets
- Lowered TRIF with continued efforts to improve
- Effective management of COVID-19

## High performing

- High level of operational reliability
- Investments assessed through rigorous risk and return matrix
- Embedded approach to social value
- Capital discipline aligned with strong balance sheet

## Lean

- Sector leading low-cost, high-margin producer
- Reducing global functional cost base
- South Flank project on track with leading capital intensity

## Future fit

- Portfolio benefits in 1.5 degree scenario
- Adding exposure to technology and partnerships
- Adding future facing commodity options

## Levers

Culture | Capability | Capital allocation | Technology | Asset centric

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# Growth options to capitalise on market opportunities

**Assessing options with exposure to strategic themes, while adding more options in future facing commodities**

| Iron ore | Metallurgical Coal | Petroleum | Copper | Nickel | Potash |
|---|---|---|---|---|---|

**Large resource base gives us optionality**

| Iron ore / Metallurgical Coal | Petroleum | Copper / Nickel | Potash |
|---|---|---|---|
| South Flank (Iron Ore)<br>BMA optionality (Metallurgical Coal)<br>WAIO optionality (Iron Ore) | Conventional oil (Petroleum)<br>Advantaged gas (Petroleum) | Latent capacity projects (Copper)<br>Nickel West expansion (Nickel)<br>Resolution (Copper)<br>Australia, Canada exploration (Nickel)<br>Ecuador, Australia exploration (Copper) | Jansen Stage 1 (Potash)<br>Jansen Stage 2-4 (Potash) |
| *Line of sight for growth pathway should market conditions warrant* | *Focus on value enhancing options* | *Adding options in future facing commodities, through technology, exploration and early stage entry* | *Well placed to benefit from a number of global megatrends* |

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# Social value is core to everything we do

**The world will not decarbonise without more mined resources, produced sustainably**

| A history of action | | Committed to leadership |
|---|---|---|
| • **Operational emissions:** Setting public GHG emissions reduction targets since the 1990s<br>• **Water:** 15 year strategy to cease ground water extraction by 2030 achieved 10 years ahead of schedule at Escondida<br>• **Biodiversity:** Commitments in place since the 1990s | **Environmental** accountability | • **Operational emissions:** 30% reduction by 2030; net zero by 2050<br>• **Value chain emissions:** Expanding partnerships (China BaoWu, JFE, LNG bulk carriers)<br>• **Impact investing:** Renewable power in Chile and Australia |
| • **Taxes and royalties:** First disclosed our aggregate payments around the world in 2000<br>• **Health and safety:** Our top priority; cultivated a culture of care and implemented effective controls to deliver better health and safety outcomes relating to fatalities and occupational exposures | Creating **Social** value | • **Social investment:** No less than 1% of pre-tax profit[11]<br>• **Indigenous employment:** Targeting 8% in Australia by end-FY25<br>• **Health and safety:** Target fatality elimination (technology and contractor partnerships); support wellbeing (mental health framework)<br>• **Local suppliers:** Supporting growth of local businesses |
| • **Culture:** Charter and Code of Conduct since early 2000s<br>• **Executive remuneration:** Introduced HSEC component in 2002<br>• **Transparency:** Improved our ESG disclosures over past decade to help users better understand our operational performance | Leading **Governance** practices | • **Diversity:** Female Executive Leadership Team - 50%; Board - 33%; Aspirational goal to achieve gender balance by 2025<br>• **Executive remuneration:** Linked to long-term safety, returns and climate targets (where weighting increased in FY21) |

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# Investment proposition

**We grow long-term shareholder value through reliable operations, optimal allocation of capital and creating social value**

## Maximise cashflow

**Low-cost producer**
disciplined focus on cost control as headwinds increase

**Reliable operations**
improving operational efficiency through use of technology

**Constructive outlook**
for our commodities as demand recovers

## Capital discipline

**Net debt**
targeting lower end of US$12-17 billion range

**Portfolio**
re-shaping to better align with future megatrends

**Capital Allocation Framework**
is working and remains core to how we run BHP

## Value and returns

**24% ROCE**
in H1 FY21

**Shareholder returns**
US$30 billion announced over the last 3 years

**High return projects**
delivered reliably, in copper SGO; in iron ore South Flank on track

Financial results
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BHP

BHP

Appendix

Social value scorecard We are making good progress on our social value commitments CategoryKey indicatorsH1 FY21H2 FY20H1 FY20FY20Target Fatalities0000Zero work-related fatalities High Potential Injury (HPI) frequency Safety and0.200.140.320.24Year-on-year improvement of our HPI frequency Health(per million hours worked)1 Total Recordable Injury Frequency (TRIF) (per3.53.74.64.2Year-on-year improvement in TRIF million hours worked) Operational greenhouse gas (GHG) emissionsMaintain FY22 operational GHG emissions at or below FY17 levels2 and 8.17.97.915.8 (Mt CO2 -e)reduce emissions by at least 30% from FY20 levels3 by FY30 Value chain emissions – steelmakingï—-Goal: Support industry to develop technologies and pathways capable of Environment30% emissions intensity reduction4 Value chain emissions – transportationï—-Goal: Support 40% emissions intensity reduction of BHP-chartered shipping of our products Fresh water withdrawals (GL)52.652.075.0127.0Reduce FY22 fresh water withdrawal by 15% from FY17 levels5 Social investment (US$m)35.4119.829.8149.6No less than one% of pre-tax profit (three-year rolling average) Community Local procurement spend (US$m)9479729491,922Support the growth of local businesses in the regions where we operate Female workforce participation (%)27.426.524.826.5Aspirational goal for gender balance by CY25 Inclusion andAustralia Indigenous workforce participation (%)6.76.55.86.5Aim to achieve 8.0% by the end of FY256 Diversity Chile Indigenous workforce participation (%)6.776.66.36.6Increase representation from prior year8 1.HPI frequency: number of injuries from events where there was the potential for a fatality per million hours worked. 2.In FY17, our operational GHG emissions were 14.6 Mt CO2-e (excluding Onshore US). Greenhouse gas emissions are subject to final sustainability assurance review. 3.FY17 and FY20 baseline will be adjusted for any material acquisitions and divestments based on GHG emissions at the time of the transaction. Carbon offsets will be used as required. FY17 baseline is on a Continuing operations basis and has been adjusted for divestments. 4.With widespread adoption expected post-2030. 5.In FY17, our fresh water withdrawals were 156.1 GL (on an adjusted basis, excluding Onshore US). 6.New medium term target established to achieve 8.0% Aboriginal and Torres Strait Islander representation within our employee and contractor workforce by the end of FY25. 7.Subject to verification of underlying data by the CONADI (National Indigenous Development Corporation). 8.Work is underway to establish medium term targets for Indigenous workforce participation in Chile. Financial results 16 February 202123

# HY21 social value highlights

**Our purpose is to bring people and resources together to build a better world**

| People, Culture and Capability | Community and Society | Climate Change | Environment |
| --- | --- | --- | --- |
| **Diversity** Female participation 27.4% with a gender balanced executive team and 33% female board; Aspirational goal to achieve gender balance by 2025 | **Principles around Aboriginal Heritage in Australia** jointly developed with First Nations Heritage Protection Alliance and BHP traditional owner partners | **Portfolio review** in line with transition to 1.5 degree scenario completed | **Fresh water withdrawals** of 52.6 GL for HY21; On track to meeting 15% reduction from FY17 levels |
| **Australian Indigenous representation** of 6.7% progressing towards FY25 aspirational target of 8% within our employee and contractor workforce | **US$947 m** directed to local suppliers | **Set mid-term targets** to reduce operational emissions by 30% by 2030; Net zero by 2050 | **Water Stewardship** context based water target development started at 5 assets |
| **Executive remuneration** linked to long-term safety, returns and climate targets | **US$35.4 m** social investment to support local communities | **Scope 3 partnerships** expanding (Baowu, JFE and LNG bulk carriers) | **Air quality** improvements dust actions commenced in the Pilbara |
| | **Community sentiment** and concerns monitored in developing social value plans | **Impact investing leadership** including in desalination and renewable power in Chile | **Tailings Taskforce** continues work, with focus on reduction in tailings risk |

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# Our approach to Heritage

**Developing mutually beneficial long-term relationships founded on respect and understanding**

## BHP Indigenous Peoples Policy Statement

We aim to be a partner of choice for Indigenous Peoples through which our relationships contribute to their economic empowerment, social development and cultural wellbeing

**Cultural Heritage Management**

- Undertaking participatory and inclusive social and environmental impact assessments.
- Seeking to agree on and document engagement and consultation plans with potentially impacted Indigenous Peoples.
- Working to obtain the consent of Indigenous Peoples to BHP activities consistent with the ICMM Position Statement.
- Seeking to avoid or minimise impacts on places of significant heritage value.
- Supporting the preservation of cultural heritage through implementing a framework for identifying, documenting and managing places of cultural significance.

**Our Commitments include:**

- We will not act on our section 18 consents without further extensive consultation with traditional owners;
- If we learn new information that materially changes the significance of a site, we will not disturb it without agreement; and
- Confirmed with traditional owners that no term of our agreements shall operate to prevents them from making public statements about cultural heritage concerns.

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# BHP Foundation

***Determined to contribute to a sustainable future***

**OVERVIEW**

- A charitable organisation solely funded by BHP but operates independently.
- Contributes to the achievement of many of the UN SDGs, addressing **global** sustainable development challenges.
- Since 2014 the Foundation has committed US$262 million to 30 projects working with 32 partner organizations implementing across 44 countries.

**OUTCOMES & IMPACT**

- **Australia**: 17,000 Indigenous students across 680 schools have participated in STEM Education pathways.
- **Australia:** Contributed A$3 million to the prevention and treatment of COVID-19 with two world-leading research institutions
- **Afghanistan**: opening up public procurement resulted in savings of AFN 58 billion (US$740 million).
- **Colombia**: exposure of a price-fixing scheme resulted in 700,000 school students receiving cheaper, higher quality daily school meals.
- Establishment of a **Global Knowledge Network** connecting organizations supporting Indigenous Peoples to self-determine use of their lands.
- 'Real-time Education Innovation Scaling Labs' established to support successful education reform pilots being mainstreamed through education systems.
- **Australia**: more than 800 Aboriginal and Torres Strait Islander organizations have benefited from enhanced governance and management training.

## Focus Areas:

### Natural Resource Governance

**To harness the transformative power of natural resource wealth for sustainable and inclusive human development.**

### Environmental Resilience

**To support new ways of conserving and sustainably managing large-scale, globally significant natural environments for the benefit of future generations.**

### Education Equity

**To harness the potential of young people most at risk of being left behind by enabling equitable access to quality education and learning.**

### Country Programs

Australia/Chile/Canada/USA

**Complementing the Foundation's global efforts to improve long-term economic, social and environmental sustainability at a national level.**

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# Asset performance and plans

## Resilient core asset with quality growth options

### Petroleum delivering low cost barrels today…

**Progressing our sanctioned projects and pipeline of near-term opportunities**

- Robust resilient volumes with breakeven ranges below $40/boe
- Well executed sanctioned projects adding new volumes from July 2020
  - Atlantis Phase 3 achieved first production ahead of schedule and on budget
  - Ruby, Mad Dog Phase 2 and West Barracouta on plan and on target
- Opportunistic acquisition of additional Shenzi working interest, adding high-margin barrels leveraging existing infrastructure
  - Sanctioned new infill wells & Shenzi North near-field success in January 2021

### …while replenishing the portfolio for tomorrow

**Translating Exploration and Appraisal success to development**

- Exploration 2C resource additions from FY17-FY20 (758 MMboe)[13] are moving ahead toward development with first production expected mid-2020s
  - Trion, Shenzi North and Wilding progressing development planning and value optimisation
  - Calypso (T&T North) appraisal in FY2022 to advance the opportunity

**Transition to higher value liquids production**


(Production, MMboe)
(% Liquids)
140
70
0
56
48
40
FY16-FY20 average
FY21e
MT
US GoM
RoW
Australia
% Liquids


CY2021
2022
2023
2024
2025
2026
2027
2028
Sanctioned
Barracouta West
Mad Dog Ph2
Ruby
Shenzi SSMPP
Unsanctioned
Scarborough
Mad Dog – Water Injection
Shenzi North
Trion
Atlantis MFX
Calypso
Exploration
Western GoM
Eastern Canada
Central GOM
FID range
First production range
Explore
Appraise

Note: Production excludes Onshore US; FID – Final Investment Decision; Shenzi SSMPP – Shenzi Sub-Sea Multi-Phase Pumping; GoM – Gulf of Mexico; T&T - Trinidad and Tobago; Atlantis MFX – Atlantis Major Facilities Expansion; RoW includes Trinidad & Tobago and Algeria.

Financial results
16 February 2021
27
BHP

# Asset performance and plans

**Escondida sets new record; Spence Growth Option delivers first copper**

## Escondida

- Strong operational performance lowers costs
- New concentrator throughput record of 386 ktpd
- BHP Operating System (BOS) continues to improve performance and stability
- Exploring potential latent capacity optionality
- Escondida celebrates first year of switch to desalinated water, after investing more than US$4 billion in desalination capacity since 2006
- More cost efficient renewables power contracts to start in FY22

**BOS improves concentrator throughput and unit costs**



(Throughput, ktpd)
(Unit costs, US$/lb)
400
340
280
1.20
0.60
0.00
FY18
FY19
FY20
H1 FY21
Unit costs (RHS)
Concentrator throughput (LHS)

## Pampa Norte

- Spence Growth Option (SGO) delivers first copper
- SGO produced first copper December 2020 on time and budget
- After 12 month ramp up, will support ~300 ktpa at Spence for first four years, including current cathode operations
- Spence Growth Option to operate with 100 per cent desalinated water, using 1000 l/s new desalination plant
- Spence aiming to source vast majority of water from desalinated sources by mid-2020s

*Spence Growth Option*



Financial results
16 February 2021
28

BHP

Asset performance and plans Olympic Dam and Nickel West sustainably increasing production and returns Olympic DamNickel West Focused on operational stabilityBuilding strong, stable foundations    Highest production for a half in five years through improved smelter performance Improved operational stability following resource transition and completion of    Multi-year asset integrity program supporting stability and tracking to planmajor four yearly planned shutdowns in FY20    Improved underground mining equipment operating efficiency Undercut at Leinster B11, BHP’s first block cave development, tracking well against revised plan allowing prioritisation of quality over feed Safe and reliable performance in the medium term Future options    Scheduled major smelter maintenance (SCM21) in H1 FY22 will lift smelter bottleneck in latter part of five year plan Honeymoon Well acquisition completed Continue to review downstream options Strong Mine Performance will underpin increased productionOperational stability foundation for increased equity production (CuEq* production, Kt)(Development, ‘0000 m; Run of Mine Stock, Mt)(Contained nickel, kt)Quadrennial maintenance 350Smelter maintenance6120and resource1,800 â†‘ ~90% to 1,740 ktNitransition 1753601,100 Target Operating Window 000400 FY17FY18FY19FY20FY21eFY22eFY23eFY24eFY16 ActFY17 ActFY18 ActFY19 ActFY20 ActFY21e Run of Mine (RHS)UG development (RHS)CuEq production (LHS)ProvedProbableEquity productionThird party production *Copper equivalent (CuEq) production based on FY20 average realised commodity prices, refer to page 17 of the Results Announcement for the six months ended 31 December 2020. The calculation applied the following formula: CuEq= â^‘(commodity production tonnes x (commodity price/copper price)). Financial results 16 February 202129

# Asset performance and plans

**Value growth through continuous improvement; South Flank on track for first production in mid-CY21**

## WAIO

**Supply chain reliability underpins record production**

- Achieved 290 Mtpa of shipments in CY20
- Improve car dumper reliability enabled by BOS, maintenance centre of excellence, and operations services
- Autonomous truck roll-out completed at Newman East, enabling increased annualised truck hours and improved safety

**South Flank progressing on track (90% complete)**

- First production expected mid-CY21

**Unit costs below $13/t in medium term, with South Flank online**

(Unit costs, US$/t) (Iron Ore production, Mtpa)



20
15
10
300
250
200
CY20 shipments (RHS)
FY15
FY16
FY17
FY18
FY19
FY20
FY21e
Medium term
Unit costs
Production

## Queensland Coal

**Solid operating and cost performance in a challenging environment**

- FY21 production is now expected to be at the lower half of the guidance range following significant wet weather impacts from La Niña
- Focus on improving truck and shovel productivity over the medium term to enable continuous wash plant feed
- Goonyella Riverside and Daunia commenced autonomous truck operations, increasing truck productivity and recovery times post wet weather events
- Cost reduction initiatives embedded to preserve margins in a volatile price environment

**Strip ratio headwinds to unwind to 2025**

(Unit costs, US$/t) (Prime to product strip ratio)



90
60
30
14
7
0
FY14
FY15
FY16
FY17
FY18
FY19
FY20
FY21e
Medium term
Unit costs
Strip ratio

Note: BOS – BHP Operating System ; FY21 and medium-term unit cost guidance are based on exchange rates of AUD/USD 0.70.

Financial results
16 February 2021
30
BHP

# Samarco and Renova Foundation

**Renova has spent R11.3 billion on remediation and compensation programs; New, court-sanctioned payment system in place**

### Compensation

- ~R3.1 billion indemnification and financial aid paid to about 320,000 people by December 2020
- New court-designated "Novel system" for claims from people in the most informal sectors launched in August 2020. More than 5,000 payments totalling ~R400 million made in 5 months to January 2021
  - Claimants include informal & subsistence fisher-folks, artisans and informal launderers

### Resettlement

- Resettlement progress continues despite COVID-19 challenges
- Bento Rodrigues: civil works, healthcare centre complete, public buildings nearing completion, some houses complete
- Paracatu: construction of public buildings and houses is progressing
- Gesteira: Progress on negotiations for alternatives to urban resettlement

### Samarco

- Iron ore pellet production restarted in December 2020, gradual ramp-up to production capacity of ~8 Mtpa
- One concentrator operating with a new tailings filtering and disposal system to a confined pit reducing environmental risk
- Germano dam decommissioning work progressing
- Increase in cost estimates for Samarco dam failure provision, in part due to resettlement program delays, including impacts due to COVID-19

*Bento Rodrigues houses*



*Bento Rodrigues school*



*Samarco filtration plant*



Note: R3.1 billion is approximately US$770 million at actual transactional (historical) exchange rates related to Renova funding, while R400 million is approximately US$77 million at 5.2 BRL/USD.

Financial results
16 February 2021

31

# Exceptional items

## Attributable profit of US$3.9 billion includes an exceptional loss of US$2.2 billion

| Half year ended 31 December 2020 | Gross US$M | Tax US$M | Net US$M |
|---|---|---|---|
| **Exceptional items by category** | | | |
| Samarco dam failure | (358) | (19) | (377) |
| COVID-19 related costs[2] | (298) | 79 | (219) |
| Impairment of Energy coal assets and associated tax losses[3] | (927) | (647) | (1,574) |
| **Total** | **(1,583)** | **(587)** | **(2,170)** |
| Attributable to non-controlling interests | (15) | 5 | (10) |
| Attributable to BHP shareholders | (1,568) | (592) | (2,160) |

| Half year ended 31 December 2020 | US$M |
|---|---|
| Other income | – |
| Expenses excluding net finance costs: | |
| Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure | (19) |
| Loss from equity accounted investments, related impairments and expenses: | |
| Samarco impairment expense | (90) |
| Samarco Germano dam decommissioning | – |
| Samarco dam failure provision | (300) |
| Fair value change on forward exchange derivatives | 92 |
| Net finance costs | (41) |
| Income tax expense | (19) |
| **Total** | **(377)** |

Notes:
1. Additional commentary is included within Results for the half year ended 31 December 2020, Financial Report, note 3.
2. COVID-19 can be considered a single protracted globally pervasive event with financial impacts expected over a number of reporting periods. The exceptional item reflects the directly attributable COVID-19 pandemic related additional costs for the Group for HY2021, including costs associated with the increased provision of health and hygiene services, the impacts of maintaining social distancing requirements and demurrage and other standby charges related to delays caused by COVID-19.
3. The Group recognised an impairment charge of US$1,194 million (after tax) in relation to NSWEC and associated deferred tax assets. This reflects current market conditions for Australian thermal coal, the strengthening Australian dollar, changes to the mine plan and updated assessment of the likelihood of recovering tax losses. The impairment charge of US$380 million (after tax) for Cerrejón reflects current market conditions for thermal coal and the status of the Group's intended exit.

Financial results
16 February 2021
32
BHP

Working capital and balancesheet Net debt of US$11.8 billion and gearing of 18.1% Movements in working capital (expected to unwind in H2 FY2021)Debt maturity profile3 (US$ billion)(US$ billion) 0.08 Inventory build up due to strong operational throughput (1.0) (0.8)6 (0.4) (0.3)(0.1) (2.0) PriceOther sundry receivablesInventory movementOther related4 impacts Movements in net debt (US$ billion) 2 15 0.9(5.2) 12.00.80.511.8 2.8 10 0 (3.7)FY21 FY22FY23FY24 FY25FY26 FY27FY28FY29 FY30Post 11.8 5FY31 US$EuroSterlingC$ Bonds4Bonds4Bonds4BondsSubsidiaries 034%31%18%4%13% FY20Lease additions Free cash flow Dividends paid Dividends paidOtherHY21 to NCI 1movements 2% of portfolioCapital markets 87%Asset financing 13% Notes: 1.NCIs: dividends paid to non-controlling interests of US$0.8 billion predominantly relate to Escondida. 2.Other: Mainly relates to foreign exchange variance due to the revaluation of local currency denominated cash and debt to USD, and impact of the loss on bond repurchase program. 3.Debt maturity profile: all debt balances are represented in notional USD inception values and based on financial years; as at 31 December 2020; subsidiary debt is presented in accordance with IFRS 10 and IFRS 11. 4.Debt maturity profile: includes hybrid bonds (15% of portfolio: 10% in Euro, 5% in Sterling) with maturity shown at first call date. Financial results 16 February 202133

# Projects in feasibility

| | Jansen Stage 1 | Scarborough |
|---|---|---|
| | Saskatchewan, Canada | Australia |
| | Shaft equipping, mine development, processing facility, site infrastructure and outbound logistics | 13 subsea wells tied back to a semisubmersible FPU[2]; dry gas pipeline ~435 km in length transports dry gas from the FPU to the onshore LNG plant at Pluto |
| **Operator** | BHP | Woodside (73.5%) |
| **BHP ownership** | 100% | 26.5% |
| **Capex (US$m)** | 5,300 – 5,700<br>Sustaining capital ~US$15/t (real) long term average; +/- 20% in any given year | 1,400 – 1,900 (BHP share) |
| **Phase / timing** | Feasibility study phase<br>Final investment decision expected mid-CY21 | Feasibility study phase<br>Final investment decision expected H2 CY21 |
| **First production / Project delivery** | ~5 years construction timeframe<br>~2 years from first production to ramp up | FY25 onwards |
| **Volumes** | 4.3 – 4.5 Mtpa (Potassium chloride, KCL) | 8 Mtpa (100% basis, LNG); and<br>160 MMscf/d (100% basis at peak, domestic gas) |
| **Other considerations** | 6% royalty<br>Federal and Provincial Corporate income tax and Potash Production Tax[1]<br>Jansen Stage 1 expected mine life of 100 years | Engineering work continues to progress<br>Production licences awarded for WA-1-R (Scarborough) and WA-62-R (North Scarborough) in November 2020. |

Notes:
1. Tax consideration for Jansen Stage 1 project includes Royalties, Federal and Provincial Corporate Income taxes, and Potash Production Tax (PPT). Withholding tax on dividend payments under the current corporate structure is 5%.
2. FPU: Floating production unit.

Financial results
16 February 2021
34

# Technology

**Technology is a key lever for BHP to improve front-line safety, increase production, reduce costs and create value at velocity**

## Effectiveness

**Optimised**

Reduction of >50% in technology workforce, on track for ~30% reduction in operating costs

## Predictability

**PASPO**

applies machine learning to improve feed blend visibility, predictability in coal handling

## Decision Automation

**5 Digital Centres**

rolled out to accelerate data insights, decision automation

## Safety

**Significant**

reduction in vehicle events with fatality potential at Jimblebar mine operations since autonomous haulage rolled out

## Automation

**5**

2 iron ore sites, converted to autonomous haulage, rollout underway at 2 coal sites, trial at Escondida

## Performance

**7,000**

fleet hours reached for consecutive days at Jimblebar, from less than 6,000

Note: PASPO is Process Area Set Point Optimisation.
Note: Fleet hours calculation excludes queuing time.

Financial results
16 February 2021
35
BHP

# BHP guidance

| Group | FY21e | FY22e | |
|---|---|---|---|
| Capital and exploration expenditure (US$bn) | 7.3 | ~8.5 | Cash basis. Guidance for FY21 has increased by US$0.3 billion to US$7.3 billion due to a stronger Australian dollar. Guidance for FY22 remains unchanged at approximately US$8.5 billion (at guidance exchange rates). |
| Including: | | | |
| Maintenance | 2.4 | | Includes non-discretionary capital expenditure to maintain asset integrity, reduce risks and meet compliance requirements. Also includes capitalised deferred development and production stripping (FY21e: US$0.8 billion). Includes US$0.1 billion for petroleum. |
| Improvement | 2.6 | | Includes Petroleum infill drilling and South Flank. |
| Latent capacity | 0.2 | | Includes WAIO to 290 Mtpa and West Barracouta. |
| Major growth | 1.5 | | Includes Spence Growth Option, Mad Dog Phase 2, Jansen, Ruby and Atlantis Phase 3. |
| Exploration | 0.6 | | Includes ~US$450 million Petroleum and ~US$50 million Copper exploration programs planned for FY21. |

| Petroleum | FY21e | Medium term | |
|---|---|---|---|
| Petroleum production (MMboe) | 95 – 102 | ~106 | FY21 volumes now expected to be in the upper half of the guidance range as additional production from Shenzi, following the acquisition of a further 28 per cent working interest, is partially offset by the impacts of significant hurricane activity in the Gulf of Mexico.<br>Average p.a. production broadly flat over the medium term, with material growth in FY2023 as sanctioned projects come online. ~106 MMboe represents average over medium term.<br>~103 MMboe is expected in FY25. |
| Capital expenditure (US$bn) | 1.2 | | (see project table below) |
| Exploration expenditure (US$m) | ~450 | | Focused on Trinidad & Tobago and the US Gulf of Mexico. |
| Unit cost (US$/boe) | 11 – 12 | <13 | Costs to increase in medium term as a result of natural field decline. Excludes inventory movements, embedded derivatives movements, freight, third party product purchases and exploration expense. Based on exchange rate of AUD/USD 0.70. |

| | Sanctioned | Capex (BHP share) | First production | Production (100% basis at peak) |
|---|---|---|---|---|
| West Barracouta | December 2018 | ~US$140 m | CY21 | 104 MMscf/d |
| Ruby | August 2019 | ~US$340 m (~US$280 m excl. pre-commitment) | CY21 | 16,000 bopd (oil) and 80 MMscf/d (gas) |
| Mad Dog Phase 2 | February 2017 | US$2.2 bn | CY22 | 140,000 boe/d |

**Financial results**
**16 February 2021**
36
BHP

# BHP guidance (continued)

| Copper | FY21e | Medium term | |
|---|---|---|---|
| Copper production (kt) | 1,510 – 1,645 | | Escondida: 970 – 1,030 kt; Pampa Norte 240 – 270 kt; Olympic Dam: 180 – 205 kt; Antamina: 120 – 140 kt (zinc 140 – 160 kt). |
| Capital and exploration expenditure (US$bn) | 2.5 | | Includes ~US$52 million exploration expenditure. |
| **Escondida** | | | |
| Copper production (kt, 100% basis) | 970 – 1,030 | ~1,200 | ~1,200 kt represents average per annum over medium term. |
| Unit cash costs (US$/lb) | 1 – 1.25 | <1.10 | Excludes freight; net of by-product credits; based on an exchange rate of USD/CLP 769. |

| | Sanctioned | Capex (BHP share) | First production | Production (100% basis) |
|---|---|---|---|---|
| Spence Growth Option | August 2017 | US$2.5 bn | Achieved in December 2020, on schedule and on budget | ~185 ktpa of incremental copper (over first 10 years) |

| Iron Ore | FY21e | Medium term | |
|---|---|---|---|
| Iron ore production (Mt) | 245 – 255 | | Increased following the restart of Samarco in December 2020 (1 – 2 Mt). FY21 guidance for WAIO remains unchanged at 244 – 253 Mt. |
| Capital and exploration expenditure (US$bn) | 1.9 | | |
| **Western Australia Iron Ore** | | | |
| Iron ore production (Mt, 100% basis) | 276 – 286 | 290 | |
| Unit cash costs (US$/t) | 13 – 14 | <13 | Excludes freight and government royalties; based on an exchange rate of AUD/USD 0.70. |
| Sustaining capital expenditure (US$/t) | | ~4 | Medium term average; +/- 50% in any given year. Includes South Flank; Excludes costs associated with automation programs. |

| | Sanctioned | Capex (BHP share) | First production | Production (100% basis) |
|---|---|---|---|---|
| South Flank | June 2018 | US$3.1 bn | Mid-CY21 | 80 Mtpa sustaining mine |

Financial results
16 February 2021
37
BHP

# BHP guidance (continued)

| Coal | FY21e | Medium term | |
|---|---|---|---|
| Metallurgical coal production (Mt) | 40 – 44 | 46 – 52 | Expected to be at the lower half of the guidance range. |
| Energy coal production (Mt) | 21 – 23 | | NSWEC: 15 – 17 Mt, expected to be at the lower half of the guidance range; Cerrejón: ~6 Mt, revised down from ~7 Mt due to the impact of the 91 day strike in HY21. |
| Capital and exploration expenditure (US$bn) | 0.6 | | |
| **Queensland Coal** | | | |
| Production (Mt, 100% basis) | 71 – 77 | | Expected to be at the lower half of the guidance range. |
| Unit cash costs (US$/t) | 69 – 75 | 58 – 66 | Excludes freight and royalties; based on an exchange rate of AUD/USD 0.70. |
| Sustaining capital expenditure (US$/t) | | ~9 | Medium term average; +/- 50% in any given year. Excludes costs associated with automation programs. |

| Other | FY21e | | |
|---|---|---|---|
| Other capex (US$bn) | 0.6 | | Includes Nickel West and Jansen. |
| Including: Jansen current scope (US$m) | ~260 | | |

Note: Queensland Coal production guidance for the 2021 financial year remains on track, subject to any potential impacts on volumes from restrictions on coal imports into China and further significant wet weather during the remainder of the 2021 financial year.

**Financial results**
**16 February 2021**
38
BHP

Key Underlying EBITDA sensitivities Approximate impact1 on FY21 Underlying EBITDA of changes of: US$ million US$1/t on iron ore price2 236 US$1/bbl on oil price3 37 US$1/t on metallurgical coal price 37 US¢1/lb on copper price2 33 US$1/t on energy coal price2 15 US¢1/lb on nickel price 1.6 AUD (US¢1/A$) operations4 132 CLP (US¢1/CLP) operations4 31 Notes: 1. EBITDA sensitivities: assumes total volume exposed to price; determined on the basis of BHP’s existing portfolio. 2. EBITDA sensitivities: excludes impact of equity accounted investments. 3. EBITDA sensitivities: excludes impact of change in input costs across the Group. 4. EBITDA sensitivities: based on average exchange rate for the period Financial results 16 February 2021 39

Footnotes 1. Slide 5: Unit cost guidance for the 2021 financial year remains on track, subject to any potential impacts on volumes from restrictions on coal imports into China and further significant wet weather during the remainder of the 2021 financial year. 2. Slide 7: Scope 3 goals to contribute to decarbonisation in our value chain are 1) supporting industry to develop technologies and pathways capable of 30 per cent emissions intensity reduction in integrated steelmaking, with widespread adoption expected post-2030 and 2) supporting 40 per cent emissions intensity reduction of BHP-chartered shipping of our products. 3. Slide 9: Adjusted effective tax rate and Adjusted effective tax rate incl. royalties: excludes the influence of exchange rate movements and exceptional items. 4. Slide 10: Iron ore: unit cost, EBITDA margin: refers to Western Australia Iron Ore. 5. Slide 10: Costs related to the impact from COVID-19 are reported as an exceptional item and are not included in unit costs for the 2021 half year. At our major assets these additional costs were: US$1.42 per tonne at Queensland Coal, US$0.56 per tonne at WAIO (including US$0.26 per tonne of demurrage and US$0.19 per tonne relating to projects), US$0.25 per barrel of oil equivalent at Petroleum and US$0.02 per pound at Escondida. 6. Slide 10: WAIO C1 cost: excludes third party royalties, exploration expenses, depletion of production stripping, demurrage, exchange rate gains/losses, net inventory movement and other income. Operational readiness costs relating to South Flank of US$0.19/t have been excluded from the C1 calculation. H1 FY21 C1 unit costs excludes the impact from COVID-19 that was reported as an exceptional item of US$0.31/t. 7. Slide 12: Dividend: represents final dividend determined by the Board for FY20 and paid in September 2020. 8. Slide 13: WAIO, Antamina, Cerrejón, NSWEC & Petroleum exploration: ROCE truncated for illustrative purposes. 9. Slide 13: Antamina and Cerrejón: equity accounted investments; average capital employed represents BHP’s equity interest. 10. Slide 13: Positive ROCE results for Potash project due to favourable exchange rate impacts on tax expense. 11. Slide 19: No less than 1% pre-tax profit (3 year rolling average). 12. Slide 27: Refer to 11 November 2019 Petroleum Briefing available at: https://www.bhp.com/-/media/documents/media/reports-and-presentations/2019/191111_petroleumbriefing.pdf?la=en Financial results 16 February 2021 40

BHP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: February 16, 2021	By:	/s/ Geof Stapledon
	Name:	Geof Stapledon
	Title:	Acting Group Company Secretary